Contact

www.linkedin.com/in/luke-boyers-49319141 (LinkedIn)
www.boyersconstruction.com (Company)

Top Skills

Construction Supervision
Real Estate Development
Business Management

Luke Boyers

Owner, Boyers Construction
Wauseon, Ohio, United States

Summary

I currently own and operate Boyers Construction. We specialize in commercial construction. We are partnered with SEA Builders and sell Nucor steel buildings. We can do the design, install the foundation, sell and erect the building, and build out the interior offices and finishes. The experience I have in the field, combined with the business degree, allows our company to thrive in multiple areas of construction and general contracting.
We also do some residential construction and remodeling. New homes, additions, kitchen and bath remodeling and design, roofs, siding, decks, etc.
I also do design work. The experience I have in the field along with the design capabilities and knowledge give our company an edge on similar businesses. Most home owners would need to pay someone thousands of dollars to design a home or addition on a home. I can design a home or addition keeping construction costs in mind with our design. The field experience I have is very useful in designing a home that is not only functional and eye catching, but very cost effective in the design.

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Experience

Boyers Construction
Owner
June 2002 - Present (20 years 5 months)

I do design work, project management, estimating and billing, and employee relations.

Education

Taylor University

BA, Business Administration · (2001 - 2005)

Archbold High School

· (1998 - 2001)